UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment and Departure of Certain Officers

Sing Hon, LAM

Effective on December 31, 2025, Mr. Sing Hon, LAM (“Mr. Lam”) resigned as the Chief Financial Officer of Grande Group Limited (the “Company”). Mr. Lam has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Ka Yan, YING

Effective on January 1, 2026, the Board of Directors (the “Board”) of the Company approved the appointment of Ms. Ka Yan, YING (“Ms. Ying”) as the Chief Financial Officer of the Company, to fill the vacancy of Mr. Lam. The initial term of employment of Ms. Ying as the Chief Financial Officer shall be one year, commencing on January 1, 2026 and can be terminated by either Ms. Ying or the Company with three months’ advance notice. Upon the expiration of the initial-year term, the term of employment of Ms. Ying shall be automatically extended for successive one year unless terminated by either Ms. Ying or the Company with three months’ advance notice. In connection with Ms. Ying’s appointment as the Chief Financial Officer of the Company, the Company and Ms. Ying entered into an agreement and agreed to receive annual compensation of HK$ 348,000 (approximately US$44,615), which to be received by Ms. Ying from Grande Capital Limited (“Grande Capital”), the Company’s operating entity.

Ms. Ying does not have a family relationship with any director or executive officer of the Company. She was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Ms. Ying is set forth below.

Ms. Ka Yan, YING, aged 27, is our Chief Financial Officer. Ms. Ying has over 4 years of experience in audit, accounting and internal control experience, gained from serving as the auditor of various audit firms in Hong Kong. Prior to joining the Company, Ms. Ying served as senior auditor of RSM Hong Kong from 2023 to 2025 and the audit associate from 2020 to 2023. Ms. Ying obtained a Bachelor of Business Administration with honors in professional accounting from Hong Kong Metropolitan University in 2021. Ms. Ying is student member of the Certified Practicing Accountants, Australia since 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between Ka Yan, YING and Grande Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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